Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 24, 2020, AtriCure, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.

General

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Fourth Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized Capital Shares

Our authorized capital stock consist of:

•	90,000,000 shares of common stock, par value $0.001 per share, and;

•	10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding.

The outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights

Holders of our common stock are entitled to one vote for each share held of record on all matters to which shareholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, a holder or group of holders of a majority of the shares of our common stock are able to elect all of the directors. Our Bylaws provide for majority voting in the election of directors in uncontested elections. See also below, “Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws.”

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds.

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of any shares of our preferred stock we may authorize and issue in the future.

Listing

Our common stock is traded on The Nasdaq Stock Market LLC under the trading symbol “ATRC.” Our registrar and transfer agent is American Stock Transfer & Trust Company.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

Provisions of our Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Because our shareholders do not have cumulative voting rights, our shareholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our Certificate of Incorporation and Bylaws provide that all shareholder action must be effected at a duly called meeting of shareholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of shareholders. Our Certificate of Incorporation requires a 66 2/3% shareholder vote for the amendment, repeal or modification of certain provisions of our Certificate of Incorporation and Bylaws relating to, among other things, the absence of cumulative voting, director elections, advance notice of shareholder proposals, limitations of liability of our directors, the requirement that shareholder actions be effected at a duly-called meeting and the designated parties entitled to call a special meeting of the shareholders.

The combination of the lack of cumulative voting and the 66 2/3% shareholder voting requirement will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested shareholder” for a period of three years following the date that the shareholder became an interested shareholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

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upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors or officers or by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested shareholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested shareholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested shareholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Certificate of Incorporation and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the shareholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder.